Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage")

700, 400 – 3rd Avenue S.W.

Calgary, Alberta T2P 4H2

2.	Date of Material Change

April 30, 2013

3.                   News Release

A news release disclosing in detail the information summarized in this material change report was issued by Advantage on April 30, 2013 and disseminated through the newswire services of Canada Newswire and would have been received by the securities commissions where Advantage is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On April 30, 2013, Advantage announced that it had completed the previously announced sale (the "Transaction") of substantially all of Advantage's remaining non-core assets to Questfire Energy Corp. ("Questfire").

5.	Full Description of Material Change
5.1	Full Description of Material Change

On April 30, 2013, Advantage announced that it had completed the previously announced sale of substantially all of Advantage's remaining non-core assets to Questfire. The consideration received by Advantage consisted of $40.2 million of cash, a $32.6 million convertible senior secured debenture of Questfire due April 30, 2016 (the "Debenture") and 1.5 million Class B Shares of Questfire. Advantage also has an option to appoint two members to the board of directors of Questfire, such representatives to be agreed to by Questfire, acting reasonably, for the period of time ending on the date that the principal amount of the Debenture and accrued interest thereon is paid in full by Questfire. The net cash proceeds from the Transaction will be used by Advantage to reduce outstanding bank indebtedness.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer
Advantage Oil & Gas Ltd. 700, 400 – 3rd Avenue SW Calgary, Alberta T2P 4H2 Andy Mah, President and Chief Executive Officer or Kelly Drader, Chief Financial Officer Telephone: (403) 718-8000

9.	Date of Report

May 2, 2013

Forward-Looking Information

The information in this material change report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things the expected use of proceeds from the Transaction. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; the intended use of the net proceeds of the Transaction might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this material change report, Advantage has made assumptions regarding among other things: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this material change report and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.